# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZEEKR Intelligent Technology Holding Ltd, CIK 0001954042
CUSIP: 98923K103
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215
Date of event which requires filing of this statement: 12/22/2025
Filed by CIK 0002048914
Persons authorized to receive notices and communications: Mr. Cheung Chung Yan, David, Room 2301, 23rd Floor, Great Eagle Ctr, 23 Harbour Road, Wan Chai, Hong Kong, Hong Kong (K3), 00000, (852) 2598 3333

## Reporting persons
- Geely Automobile Holdings Limited (CIK 0002048914): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1; sole dispositive power 0; shared dispositive power 1; aggregate amount beneficially owned 1 (100% of the class)
  Comment: Each of row 8, 10 and 11 represents one ordinary share, par value $0.0002 per share (the "Ordinary Share"), of ZEEKR Intelligent Technology Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer" or the "Company") directly held by Luckview Group Limited ("Luckview"), a limited company incorporated in the British Virgin Islands wholly owned by this Reporting Person, Geely Automobile Holdings Limited ("Geely Auto," together with Luckview, the "Reporting Persons"), as of the Effective Time (as defined below) as disclosed in Item 4 below. Geely Auto may be deemed to be the beneficial owner over the Ordinary Share directly held by Luckview.
  
  Row 13 represents the percentage that is calculated based on a total of one Ordinary Share of the Issuer issued and outstanding as of the Effective Time as disclosed in Item 4 below.
- Luckview Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1; sole dispositive power 0; shared dispositive power 1; aggregate amount beneficially owned 1 (100% of the class)
  Comment: Row 13 represents the percentage that is calculated based on a total of one Ordinary Share of the Issuer issued and outstanding as of the Effective Time as disclosed in Item 4 below.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: ZEEKR Intelligent Technology Holding Ltd
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215
Comment:
This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Statement on Schedule 13D originally filed with the SEC on January 3, 2025 (as amended to date, the "Statement") and is being filed by (i) Geely Auto and (ii) Luckview in respect of the Ordinary Shares of the Issuer. Capitalized terms used herein without definition in this Amendment No. 4 shall have the meaning set forth in the Statement.

CUSIP number 98923K103 has been assigned to the American depositary shares of the Issuer (the "ADSs"), which are quoted on the New York Stock Exchange under the symbol "ZK."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by inserting the following:

The total consideration for the Ordinary Shares and ADSs in connection with the Merger was valued at approximately $2,398 million (based on the cash consideration amount of $2.687 per Ordinary Share and $26.87 per ADS of the Issuer).

Geely Auto will issue Geely Shares and use its cash on balance and debt financing to fund the acquisition of the Ordinary Shares and ADSs in the Merger. See "Item 4--Facility Agreement" for description of Facility Agreement (as defined below), which is incorporated by reference to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

Facility Agreement

To finance part of the consideration payable in the Merger, Geely Auto as borrower entered into a short-term facility agreement (the "Facility Agreement") with a principal amount of up to US$420 million with a syndicate of banks and financial institutions as (each a "lender") as lenders, and Bank of China (Hong Kong) Limited acting as coordinator and agent. Under the terms of the Facility Agreement, the facility will be available for drawdown from (and including) the date of the Facility Agreement up to (and including) the date falling three months after the date of the Facility Agreement. The entire outstanding amount under the facility must be repaid on the date falling 364 days after the date of the Facility Agreement.

Completion of Merger

On December 22, 2025, the previously disclosed Merger closed and the Company and Merger Sub filed the plan of merger with the Registrar of Companies of the Cayman Islands on the same day. As a result of the Merger, the Company became a privately held company and an indirect wholly-owned subsidiary of Geely Auto.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"): (i) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Ordinary Share represented by the ADSs, Excluded Shares, Dissenting Shares and Purported Dissenting Shares (each as defined in the Merger Agreement)) was cancelled in exchange for the right to receive, at the option of the holder thereof, without any interest, either (a) US$2.687 in cash or (b) 1.23 ordinary shares of Geely Auto (the "Geely Shares"); and (ii) each ADS issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares), together with the Ordinary Shares represented by such ADS, was cancelled in exchange for the right to receive, at the option of the holder thereof, without any interest, (a) US$26.87 in cash or (b) 12.3 Geely Shares, which will be delivered in the form of American depositary share each representing and exchangeable for twenty (20) Geely Shares.

In addition, at the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time held by Luckview was, as an Excluded Share under the Merger Agreement, cancelled for no consideration.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including New York Stock Exchange ("NYSE"), and the ADS program for the Ordinary Shares will terminate. The Company has requested that NYSE file a Form 25 with the Securities and Exchange Commission (the "SEC") to remove the ADSs from listing on NYSE and withdraw registration of the Ordinary Shares and ADSs representing such Ordinary Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately 10 days. The Issuer's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a) to (e) of the Statement are hereby amended and restated in its entirety as follows:

As a result of the Merger, all Ordinary Shares beneficially owned by the Reporting Persons and the Related Persons as of immediately prior to the Effective Time were cancelled at the Effective Time and, as a result, each of the Reporting Persons and the Related Persons no longer beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares, except that as of the Effective Time, (i) Luckview holds one Ordinary Share of the Company as the surviving company of the Merger, representing 100% of the surviving company's Ordinary Shares issued and outstanding as of the Effective Time, (ii) Geely Auto may be deemed to have beneficial ownership and shared power to vote or direct the vote of such one Ordinary Share of the surviving company held by Luckview and (iii) the Related Person, Shufu Li, may be deemed to beneficially own such one Ordinary Share of the surviving company held by Luckview, as separately reported in another Schedule 13D, as amended from time to time, filed with the SEC by Shufu Li.

The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based on one ordinary share of the surviving company issued and outstanding as of the Effective Time.

The responses of each Reporting Person to Rows (7) through (11) and (13) of the cover pages of this Amendment No. 4 are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

The responses of the Related Persons in Schedule I and Schedule II attached hereto as Exhibit 99.A with respect to the beneficial ownership in the Issuer's Ordinary Shares are incorporated by reference to this item.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Related Persons, has effected any transaction in the Ordinary Shares or ADSs of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in the Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Effective Time, to the best of the Reporting Persons' knowledge, the Related Persons, other than Shufu Li as disclosed in Item 5(a) above, ceased to be the beneficial owner of more than five percent of the Ordinary Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 99.A Schedule I (Directors and Executive Officers of Geely Auto Holdings Limited) and Schedule II (Directors and Executive Officers of Luckview Group Limited).

## Signatures
- Geely Automobile Holdings Limited: /s/ Gui Shengyue, Gui Shengyue/Director (12/22/2025)
- Luckview Group Limited: /s/ Gui Shengyue, Gui Shengyue/Director (12/22/2025)